                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration No. 333-102165

                       APPLIED DIGITAL SOLUTIONS, INC.
                         PROSPECTUS SUPPLEMENT NO. 3
                     TO THE PROSPECTUS DATED MAY 6, 2003


                      6,350,000 shares of Common Stock


            We are offering 6,350,000 shares of our common stock under the terms of two separate securities purchase agreements entered into on May 8, 2003, with Cranshire Capital, L.P and Magellan International Ltd. Cranshire Capital, L.P. purchased 2,500,000 shares, and Magellan International Ltd. purchased 3,850,000 shares.

            Each of the securities purchase agreements provide for the purchase of up to 12.5 million shares of our common stock (25 million shares in the aggregate) by each of the purchasers on up to five settlement dates within a 16-trading day period following our issuance of a press release announcing our entering into these agreements, which occurred on May 9, 2003. This prospectus supplement relates to the third settlement date of May 22, 2003, for the purchases by Cranshire Capital, L.P. and Magellan International Ltd.

            To date, an aggregate of 20,000,000 shares have been purchased under the securities purchase agreements dated May 8, 2003, including 7,500,000 shares purchased by Cranshire Capital, L.P. and 12,500,000 shares purchased by Magellan International Ltd., resulting in net proceeds to us of $7,030,642.45, after deduction of the 3% fee to our placement agent, J.P. Carey Securities.

            In accordance with the securities purchase agreements, the shares are being purchased at a price of $0.35 per share. The agreements provide that if the average of the volume weighted average trading price of our common stock on the three trading days immediately preceding the applicable settlement date is less than $0.40, the purchaser has the right (but not the obligation) to purchase on such settlement date up to the maximum aggregate amount of the shares under the applicable purchase agreement at $0.35 per share. On May 22, 2003, the last reported sales price of our common stock (symbol: "ADSX") on the Nasdaq SmallCap Market was $0.40 per share.

           This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement covers our offering of up to 50 million shares of our common stock. This prospectus supplement provides specific information about the offering of common stock under this registration statement, and updates information provided in the prospectus dated May 6, 2003, as supplemented on May 15, 2003 and May 21, 2003. You should read both this prospectus supplement and the prospectus, as previously supplemented, carefully.

            AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is May 27, 2003.